The EMI *Group*

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

02049881

By Airmail

19th August, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 14th August 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 19th August 2002, confirming that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 14th August 2002, held 23,921,613 shares, being 3.03% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
SEP 05 2002
WASH. D.C. 155 SECTION

Enc.

dlw 9/7

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 02/37

Company Announcements Office,
London Stock Exchange.

19th August, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Barclays PLC, in a letter dated 15th August 2002 and received on 19th August 2002, that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 14th August 2002, held 23,921,613 shares, being 3.03% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary